UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated May 07, 2025

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 07 May 2025 entitled ‘Upcoming change in Chief Financial Officer’.

7 May 2025

Vodafone announces upcoming change in Chief Financial Officer

Vodafone Group Plc ("Vodafone") announces that Luka Mucic will step down as Chief Financial Officer and as Executive Director of the Board, no later than early 2026 to pursue an external opportunity as the Chief Executive Officer of Vonovia SE, a DAX 40 company.

A rigorous search is being conducted, with an update to be provided in due course.

Margherita Della Valle, Vodafone Group CEO said: "I would like to thank Luka for his commitment to Vodafone during this first stage of our transformation. During his time with us he has played a key part in resetting our capital allocation priorities and enhancing our focus on operational excellence. I wish him the very best for the next phase of his career as a CEO back in his homeland."

Luka Mucic said: "Over the last two years, Vodafone has undergone a wide-reaching transformation programme to reshape our portfolio, simplify our organisation, and refocus on our customers and operational excellence. I'd like to express my sincere gratitude to the whole Vodafone team. Whilst I look forward to the next step in my career back in my native Germany, it has been rewarding to help shape the transformation and I have the utmost confidence of Vodafone's future success."

ENDS

About Vodafone Group

Vodafone is a leading European and African telecoms company. We provide mobile and fixed services to over 340 million customers in 15 countries, partner with mobile networks in over 40 more and have one of the world's largest IoT platforms. In Africa, our financial technology businesses serve almost 83 million customers across seven countries - managing more transactions than any other provider.

Our purpose is to connect for a better future by using technology to improve lives, businesses and help progress inclusive sustainable societies. We are committed to reducing our environmental impact to reach net zero emissions by 2040.

For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: May 07, 2025	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary